UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 26, 2019

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 25, 2019, regarding signing of a long term loan agreement.

Istanbul, February 25, 2019

Announcement Regarding the Signing of a Long Term Loan Agreement

Our Company signed a loan agreement of US$150 million with J.P.Morgan Chase Bank N.A., London Branch and AB Svensk Exportkredit within the framework of the insurance of the Swedish Export Credit Agency (EKN) in order to fund the procurement of products and services from Ericsson AB and Ericsson Telekomünikasyon A.Ş. The availability period of the loan is until April 2021, to be utilized in three equal tranches each with a maturity of 10 years. The total annual cost of the loan is LIBOR+2.10% for the first tranche and fixed 5.35% for the second and third tranches.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 26, 2019	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 26, 2019	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer